[Corn Products International, Inc. Letterhead]
December 19, 2007
Jill S. Davis, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	Corn Products International, Inc. (“Corn Products”) Commission File No. 1-13397
Dear Ms. Davis:
     Corn Products is in receipt of your letter of December 13, 2007, concerning the staff’s review of the Corn Products report on Form 10-K for the year ended December 31, 2006. Further to a telephone conversation between you and Michael Hyatte of Sidley Austin LLP, our counsel, on December 18, this is to advise you that the staff’s comments are under active consideration and that Corn Products intends to provide comprehensive responses at the earliest practicable date. Due to the holidays and to staffing commitments necessary for preparation of the 2007 Form 10-K report, we believe that we will be in a position to respond to the comment letter by January 15, 2008.
     Thank you for your attention.

Sincerely, Cheryl K. Beebe,
Vice President and Chief Financial Officer